Ally Auto Assets LLC

Corporation Trust Center

1209 Orange Street

Wilmington, Delaware 19801

March 18, 2013

Via Edgar

Katherine Hsu

Hughes Bates

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Ally Auto Receivables Trust 2010-2

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 30, 2012

File No. 333-163392-03

Ally Auto Receivables Trust 2010-3

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 30, 2012

File No. 333-163392-04

Dear Ms. Hsu and Mr. Bates:

This letter is provided on behalf of Ally Auto Assets LLC (the “Company”) in response to your letters dated February 15, 2013 (the “February 15 Letter”) and March 5, 2013 (the “March 5 Letter”) relating to comments of the staff of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced submissions. For your reference we have listed your questions and our corresponding answers.

Exhibit 33.2 to the Form 10-K for Ally Auto Receivables Trust 2010-2 and Exhibit 33.2 to the Form 10-K for Ally Auto Receivables Trust 2010-3

Following up on the February 15 Letter, the March 5 Letter asked for certain additional information as follows:

We note the response to prior comment one regarding TSS’ servicing functions. We note Deutsche Bank’s statement that the servicing functions that TSS performs “do not vary materially based on the nature of the underlying classes of securitized assets.” However, as discussed in Telephone Interpretation 17.03 of Manual of Publicly Available Telephone Interpretations Regarding Regulation AB and Related Rules, the appropriate scope of the platform depends on whether it reflects the reporting party’s actual servicing practices. In this regard, we believe the response is unclear. For example, it is not clear whether TSS’ servicing functions are performed using the same systems (e.g., computer systems, business units) across asset classes or whether different systems are being used for different asset classes. Please clarify and also confirm whether Deutsche Bank’s current platform mirrors its actual servicing practices.

Katherine Hsu

Hughes Bates

Securities and Exchange Commission

March 18, 2013

Response: Deutsche Bank Trust Company Americas and Deutsche Bank National Trust Company (collectively, “Deutsche Bank”) informs us that its Trust & Securities Services division (“TSS”) does not service the underlying receivable assets in Mortgage Backed Securities (“MBS”) or in Asset Backed Securities (“ABS”) transactions and unlike trust “asset servicers” who must differentiate their processes and/or staff when they service different types of receivable assets, Deutsche Bank (in its corporate trust business) administers its MBS and ABS transactions using the same processes and teams of personnel irrespective of the types of receivables backing particular securities transactions. Those processes are as follows:

(a)	Recordkeeping of Debt: The debt issued (which the MBS or ABS assets securitize) with respect to each series is recorded for both MBS and ABS on the same recordkeeping system. The same system reflects the original outstanding debt, the current outstanding debt, the names of the registered holders, any transfers or exchanges of securities issued and payments of principal and interest made to such owners of the debt, as applicable.

(b)	Custody of Assets: While, as mentioned above, Deutsche Bank does not service the underlying consumer receivables for these transactions, it does provide custodial services with respect to files containing documents evidencing those receivables. If Deutsche Bank is appointed document Custodian, the documentary assets are physically held in the TSS Secured File Room in Santa Ana, California, regardless of whether or not the transactions are MBS or ABS. The staff managing the receipt, maintenance and delivery of assets held and the custodial file inventory system “DB Docs” is the same for all TSS products, including MBS and ABS products.

(c)	Trust Accounting System: For transactions in which Deutsche Bank acts as trustee or paying agent, Deutsche Bank typically holds cash and investment securities representing underlying asset cash flows and temporary investments of funds pending distribution to investors and other parties in interest. All MBS and ABS accounts for which Deutsche Bank performs such functions are maintained and tracked on a single trust cash and investment asset accounting system known as “Global Plus” (a SunGard-hosted system).

(d)	Analytics Group: For many MBS transactions and for a smaller portion of ABS transactions, our Analytics Group provides both quantitative bond calculation and verification services. A single Analytics Group, using the same people for both MBS and ABS products, performs these functions.

(e)

Security Holder Remittance Reports: For MBS and ABS transactions in which Deutsche Bank is responsible for the preparation and dissemination of security holder remittance reports, Deutsche Bank prepares such statements using data reported to it by third party

Katherine Hsu

Hughes Bates

Securities and Exchange Commission

March 18, 2013

asset servicer data feeds (which for some MBS and ABS transactions are subject to further computations and verifications made by the Analytics Group as described above) and posts such statements to the same structured finance investor reporting website at https://tss.sfs.db.com/investpublic/.

(f)	Administrative Services: The people who administer MBS transactions are located in our Santa Ana, California office, and those who administer ABS transactions are located in the New York/New Jersey offices. There are historical reasons for this difference, which include historical proximity to large issuer clients for each type of transaction. However, it is relevant to note that the platform in all other respects utilizes the same systems and staff for all other functionality relating to the MBS and ABS transactions administered. Moreover, in a post-9/11 environment, there has been a certain amount of cross-training and disaster recovery planning, which has emphasized the one-platform approach of one geographic area processing the work of another when there have been weather-related or technology-related issues.

In sum, Deutsche Bank believes that for the foregoing reasons, the MBS and ABS products it offers has been and should remain deemed to be “one platform” for purposes of Regulation AB.

We hope that the foregoing has been responsive to the Staff’s comments. We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions related to this letter, please contact my counsel, Janette McMahan of Kirkland & Ellis LLP, at (212) 446-4754.

Sincerely,

/s/ Ryan C. Farris
Ryan C. Farris
President, Ally Auto Assets LLC

cc:	Richard Kent, Ally Auto Assets LLC

Janette McMahan, Kirkland & Ellis LLP